September 15, 2014

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Amy Reischauer

Re:	NeuroDerm Ltd.
Registration Statement on Form F-1
Filed September 15, 2014
CIK No. 0001598696

Dear Ms. Reischauer:

Our client, NeuroDerm Ltd., an Israeli company (the “Company”), has today filed a Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. The Registration Statement was initially submitted confidentially to the Commission on April 11, 2014 and amended on May 23, 2014 and June 17, 2014.  In this letter, we respond on behalf of the Company to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 26, 2014 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Prospectus Summary

Risk Factors, page 7

1.              We note your disclosure on page 33 regarding the USPTO’s recent notification to you of an existing third party trademark registration for the term “neuroderm” for use in a similar field as your products. Please expand the last bullet point on page 7 to include this information.

Response:

The Company has revised the last bullet point to include the requested information.

Risk Factors

“As a foreign private issuer we will not be subject to U.S. proxy rules...” page 37

2.              The Israeli parliament recently adopted a new rule that will effectively require an Israeli public company that is listed overseas, such as in the United States, to disclose annually the compensation of its top five executive officers on an individual basis regardless of whether the company is listed in Israel. The company must include this disclosure in its annual shareholder meeting notice, in an accompanying public document, or in a company report filed under the law of its foreign listing country. The new rule becomes effective on July 2, 2014. Please revise this risk factor to reflect this new rule.

Response:

The Company has revised the risk factor on page 38 to reflect the recent amendment to the Israeli Companies Law.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Share-Based Compensation, page 69

3.              Please refer to prior comment 1. We acknowledge the information provided in your response. In addition, please disclose your fair value per share estimate, how this estimate was made and the amount of any compensation element separately for each equity issuance in the first quarter of 2014. Also, revise your disclosure to state that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Separately in your response, progressively bridge your fair value determinations to the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide. Also, note that we are deferring a final evaluation of your stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until your amendment containing the estimated offering price is filed.

Response:

The Company has revised its disclosure on page 71 to incorporate into the Registration Statement disclosure regarding how the Company estimated the fair value of its ordinary shares.

The Company confirms that there was only stock-based compensation awarded in 2014 and that the fair value related to such award is disclosed in the table on page 70.  The Company has also disclosed that it will no longer be required to estimate the fair value of its ordinary shares underlying new equity awards once those shares begin trading.

The estimated IPO price range has not yet been determined. The Company will provide quantitative and qualitative disclosure to explain any such difference once the Company has determined an estimated IPO price.

Compensation of Officers and Directors, page 125

4.              Under the new Israeli executive compensation rule, an Israeli company that will distribute its 2014 annual shareholder meeting notice after the rule’s effective date (July 2, 2014) will have to provide the required individual executive compensation disclosure for fiscal 2013 either in the 2014 annual shareholder meeting notice or in an accompanying public document (submitted, in either case, under cover of a Form 6-K). An Israeli company that has distributed its 2014 shareholder meeting notice prior to the effective date will be able to wait until 2015 at which time it will have to provide the required individual executive compensation disclosure for fiscal 2014 either in its 2015 annual notice of shareholders meeting or in an accompanying public document (submitted, in either case, under cover of Form 6-K). Alternatively, such an Israeli company may include the required individual executive compensation disclosure in its Form 20-F for fiscal 2014 and refer to the Form 20-F in its 2015 shareholder meeting notice. Supplementally advise when and in what format you will first provide the annual compensation of your top five executive officers on an individual basis as required by the new Israeli rule.

Response:

The Company will commence disclosing the annual compensation of its five most highly compensated senior officers on an individual basis as required by the new Israeli rule, at the latest, in its notice (which is generally part of the proxy statement) for the 2015 Annual Meeting of Shareholders, which will be filed with the Commission under cover of a Form 6-K.

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies

h. Convertible loans and warrants issued to investors, page F-11

5.              Please refer to prior comment 2. Please explain how you plan to treat any remaining accretion to the “final redemption amount” in your accounting for the preferred share conversion prior to the planned IPO. Also, separately quantify for us the accretion and effect of exchange differences for each period presented.

Response:

As described in prior comment 2, the Company respectfully assumes that the Staff’s current comment is referring to the accounting treatment of the host contract upon future conversion of the convertible loan to preferred shares (which subsequently may be converted to ordinary shares).

With respect to the host contract of the 2013 convertible loan, pursuant to the Company’s accounting policy, upon conversion prior to the planned IPO, the Company will apply the following steps:

•                  Prior to the conversion date, the amortized cost of the host contract will be updated (accreted in accordance with the effective interest method and therefore equal to its “final redemption amount” less its remaining accretion as of the conversion date). Changes in the carrying amount resulting from the said remeasurement of the host contract will be recognized in profit or loss.

•                  Upon conversion, the carrying amount of the host contract, remeasured as of the conversion date, will be reclassified as equity with no additional impact on profit or loss.

The following table presents, with respect of each host contract, the amounts of interest expenses in accordance with the effective interest method (the accretion), and separately the amounts of the related exchange differences, for each period presented:

	Year ended	Year ended
	December 31, 2012	December 31, 2013
	U.S. dollars in thousands
2009 host contract:
Exchange differences	(84)	(227)
Accretion (interest)	1,181	1,436
Total	1,097	1,209
2011 host contract:
Exchange differences	(9)	(28)
Accretion (interest)	196	371
Total	187	343
2012 host contract:
Exchange differences	(233)	(221)
Accretion (interest)	238	468
Total	5	247
2013 host contract:
Exchange differences		*
Accretion (interest)		*
Total		*
Total	1,289	1,799

* Represents amount less than $1 thousand.

It should be noted that the functional currency of the Company is the New Israel Shekel (NIS) while the convertible loans are denominated in U.S. dollars. The devaluation of the U.S. dollar in relation to NIS resulted in income from exchange differences in each period presented.

The total amounts presented above are presented within Note 15 to the Financial Statements (page F-33).

*      *      *

Please do not hesitate to contact Colin Diamond at (212) 819-8754, Joshua G. Kiernan at +44 20-7532-1408, or Rafael Roberti at (212) 819-7589 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP
White & Case LLP